UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

QTS Realty Trust, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

74736A103
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52nd Street,
32nd Floor
New York, NY 10055
(212) 715-4000

June 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74736A103	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA QTS Interholdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 85, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 6 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 93, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 7 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 8 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 9 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 10 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 11 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,591,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,591,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 12 of 18

Item 1.  Security and Issuer.

This Amendment No. 2 to the Schedule 13D (as so amended, the “Statement”) is being filed by the undersigned to amend the Statement as originally filed with the SEC on October 23, 2013 and as amended by Amendment No. 1 thereto filed on March 4, 2015. This Statement relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of QTS Realty Trust, Inc., a Maryland corporation (the “Company”), and is being filed to amend the Statement as set forth below. The principal executive offices of the Company are located at 12851 Foster Street, Overland Park, Kansas 66213.

Item 2.  Identity and Background.

This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	GA QTS Interholdco, LLC, a Delaware limited liability company (“GA QTS Interholdco”);

(ii)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(iii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”);

(iv)	General Atlantic Partners 85, L.P., a Delaware limited partnership (“GAP 85”);

(v)	General Atlantic Partners 93, L.P., a Delaware limited partnership (“GAP 93”);

(vi)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(vii)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(viii)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”);

(ix)	GAPCO GmbH & Co KG, a German limited partnership (“KG”); and

(x)	GAPCO Management GmbH, a German corporation (“GmbH Management”).

We refer to GA QTS Interholdco, GA LLC, GenPar, GAP 85, GAP 93, GAPCO III, GAPCO IV, GAPCO CDA, KG and GmbH Management, collectively, as the “Reporting Persons.”  We refer to GAP 85, GAP 93, GAPCO III, GAPCO IV, GAPCO CDA and KG as the “GA Funds.”

CUSIP No. 74736A103	SCHEDULE 13D	Page 13 of 18

Each of the Reporting Persons, other than KG and GmbH Management, are located at:

c/o General Atlantic Service Company, LLC
55 East 52nd Street, 32nd Floor
New York, NY 10055

KG and GmbH Management are located at:

c/o General Atlantic GmbH
Maximilianstrasse 35b
80539 Munich
Germany

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The members of GA QTS Interholdco are GAP 85, GAP 93, GAPCO III, GAPCO IV, GAPCO CDA and KG.  The general partner of GAP 85 and GAP 93 is GenPar. The general partner of GenPar is GA LLC.  GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA.  There are 23 managing directors of GA LLC (the “GA Managing Directors”).  The general partner of KG is GmbH Management, and the GA Managing Directors control the investment and voting decisions for GmbH Management.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 74736A103	SCHEDULE 13D	Page 14 of 18

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced with the following:

(a)           As of the date hereof, GA QTS Interholdco owns of record 8,591,145 shares of Class A Common Stock.  Such 8,591,145 shares of Class A Common Stock represent 21.1% of the outstanding Class A Common Stock (based on a total of 40,744,211 shares of Class A Common Stock outstanding, as of the closing of the 2015 June Offering (as defined below), as disclosed in the Company’s prospectus filed by the Company pursuant to Rule 424(b)(4) on June 3, 2015). Each of the Reporting Persons other than GA QTS Interholdco owns of record no shares of Class A Common Stock.

By virtue of the fact that (i) the GA Funds hold all of the interests of GA QTS Interholdco, (ii) GenPar is the general partner of GAP 85 and GAP 93, (iii) GA LLC is the general partner of GenPar and GAPCO CDA and the managing member of GAPCO III and GAPCO IV, (iv) GmbH Management is the general partner of KG, and (v) the GA Managing Directors may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions with respect to interests held by the GA Funds are made by a portfolio committee of GA LLC comprising certain of the GA Managing Directors and officers of GA LLC, the Reporting Persons may be deemed to beneficially own, in the aggregate, 8,591,145 shares of the Class A Common Stock, representing approximately 21.1% of the issued and outstanding Class A Common Stock.

(b)           Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 8,591,145 shares of Class A Common Stock that may be deemed to be owned beneficially by each of them.

(c)           Except as set forth below or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Class A Common Stock during the past 60 days.

               On June 5, 2015, GA QTS Interholdco sold 2,300,000 shares of Class A Common Stock at a price per share of $35.4275 (net of an underwriting discount of $1.5725), in an underwritten offering (the “2015 June Offering”) pursuant to an underwriting agreement, dated June 2, 2015, by and among the Company, QualityTech, LP, GA QTS Interholdco and Deutsche Bank Securities Inc., Jefferies LLC and KeyBanc Capital Markets Inc., as representatives of the underwriters named therein (the “Underwriting Agreement”).  The Underwriting Agreement contains customary representations, covenants and indemnification provisions.  With respect to the underwriting discount and commission to be paid by GA QTS Interholdco, the underwriters agreed to reimburse GA QTS Interholdco for certain amounts in connection with the June 2015 Offering.

(d)          To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by any member of the group.

(e)           Not applicable.

CUSIP No. 74736A103	SCHEDULE 13D	Page 15 of 18

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended by inserting the following paragraph at the end thereof:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

On June 5, 2015, pursuant to the Underwriting Agreement, GA QTS Interholdco sold 2,300,000 shares of Class A Common Stock at a price per share of $35.4275 in the 2015 June Offering.  The Underwriting Agreement contains customary representations, covenants and indemnification provisions.

In connection with the 2015 June Offering, on June 2, 2015, GA QTS Interholdco entered into a customary lock-up agreement (the “2015 June Lock-Up Agreement”) with the underwriters with respect to such offering, pursuant to which it agreed, subject to specified exceptions, not to sell or offer to sell any shares of Class A Common Stock, options or warrants of the Company, enter into any swap, make any demand for, or exercise any right with respect to, the registration of any Class A Common Stock, options or warrants, or cause to be filed a registration statement, prospectus or prospectus supplement with respect to any such registration, or make any public announcements with respect to such prohibited activities, for a period commencing on June 2, 2015 and ending 60 days after June 2, 2015, the date of the final prospectus with respect to the 2015 June Offering.

The foregoing descriptions of the Underwritng Agreement and the 2015 June Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement and the 2015 June Lock-Up Agreement filed as Exhibits 6 and 7, respectively, to this Schedule 13D, each of which is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 6:	Underwriting Agreement, dated as of June 2, 2015, by and among QTS Realty Trust, Inc., QualityTech, LP, GA QTS Interholdco, LLC and the representatives of the underwriters named therein (incorporated by reference from Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2015).

Exhibit 7:	Lock-Up Agreement, dated as of June 2, 2015, by and among GA QTS Interholdco, LLC and the representatives of the underwriters named therein.

CUSIP No. 74736A103	SCHEDULE 13D	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 9, 2015.

GA QTS INTERHOLDCO, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 74736A103	SCHEDULE 13D	Page 17 of 18

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 93, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 74736A103	SCHEDULE 13D	Page 18 of 18

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ú andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil

David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States
René M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States

Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Graves Tompkins	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Ke Wei	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	PRC

EXHIBIT 7
 June 2, 2015
Deutsche Bank Securities Inc.
Jefferies LLC
KeyBanc Capital Markets Inc.

As Representatives of the several Underwriters

c/o Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005
c/o Jefferies LLC
520 Madison Avenue
New York, New York 10022

c/o KeyBanc Capital Markets Inc.
127 Public Square, 4th Floor
Cleveland, Ohio 44114
RE:            QTS Realty Trust, Inc. (the “Company”)
Ladies & Gentlemen:
The undersigned is an owner of shares of common stock, par value $.01 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares.  The Company proposes to conduct a public offering of Shares (the “Offering”) for which Deutsche Bank Securities Inc. (“Deutsche Bank”), Jefferies LLC (“Jefferies”) and KeyBanc Capital Markets Inc. (“KeyBanc, and together with Deutsche Bank and Jefferies, the “Representatives”) will act as the representatives of the underwriters.  The undersigned recognizes that the Offering will benefit each of the Company, GA QTS Interholdco, LLC (the “Selling Stockholder”) and the undersigned.  The undersigned acknowledges that the underwriters are relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and in entering into an underwriting agreement (the “Underwriting Agreement”) and other underwriting arrangements with the Company and the Selling Stockholder with respect to the Offering.
Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement.  Those definitions are a part of this agreement.
In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not, without the prior written consent of the Representatives, which may withhold their consent in their sole discretion:
•	Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned,
•	enter into any Swap,
•	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

•	publicly announce any intention to do any of the foregoing.
The foregoing will not apply to (A) the registration of the offer and sale of the Shares, and the sale of the Shares to the underwriters, in each case as contemplated by the Underwriting Agreement, (B) the sale of Shares acquired in open market transactions by the undersigned after completion of the Offering; provided that no public disclosure or filing of such sale under the Exchange Act shall be required, or made voluntarily until after the Lock-Up Period, or (C) the forfeiture of Shares or Related Securities to the Company in satisfaction of withholding tax obligations; provided that if the undersigned is required to file a report under the Exchange Act reporting a reduction in beneficial ownership of Shares or Related Securities during the Lock-up Period relating to such forfeiture of Shares or Related Securities to the Company by the undersigned in satisfaction of withholding tax obligations, the undersigned shall include a statement in such report to the effect that the filing relates to the satisfaction of withholding tax obligations of the undersigned in connection with the exercise of options to purchase Shares or Related Securities the vesting of Shares of Related Securities.  In addition, the foregoing restrictions shall not apply to not-for value transfers of Shares or Related Securities (i) by gift, (ii) by will or intestate succession, (iii) to a Family Member, to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member or to any partnership or limited liability company the partners or members of which consist of the undersigned and/or one or more of the undersigned’s Family Members, (iv) as a charitable contribution or (v) if the undersigned is a corporation, partnership or limited liability company, to any direct or indirect affiliate, general or limited partner, member or shareholder or to any investment fund, trust or other business entity controlled, managed by or under common control or management with the undersigned or to the partners, members, stockholders or affiliates of such entity or to a charitable trust or family trust; provided, however, that in the case of clauses (i) through (v), it shall be a condition to such transfer that:
•	each transferee executes and delivers to Deutsche Bank, Jefferies and KeyBanc an agreement in form and substance reasonably satisfactory to Deutsche Bank, Jefferies and KeyBanc stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and
•	prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer other than a filing on Form 5 made when required or Form 4, if required, in connection with the transfer to the subsidiary, partners, members or stockholders of such entity.
The foregoing will not apply to (i) the establishment of a 10b5-1 trading plan or the modification of an existing 10b5-1 trading plan during the Lock-up Period; provided that (a) no transactions thereunder may be made until after the expiration of the Lock-up Period and (b) no public disclosure of such plan modification under the Exchange Act shall be required, or made voluntarily until after the Lock-Up Period or (ii) any third-party pledge in a bona fide transaction as collateral to secure the obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the undersigned and its affiliates; provided that no public disclosure or filing of such third-party pledge under the Exchange Act shall be required, or made voluntarily until after the Lock-Up Period; provided, that any such pledgee or other party shall, upon foreclosure on the pledged Shares, executes and delivers to Deutsche Bank, Jefferies and KeyBanc an agreement in form and substance reasonably satisfactory to Deutsche Bank, Jefferies and KeyBanc stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto).

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and except in compliance with the foregoing restrictions.
Notwithstanding any other provision contained herein, the undersigned shall be permitted to make transfers, sales, tenders or other dispositions of Shares or Related Securities pursuant to a tender offer for securities of the Company or other transaction, including without limitation, a merger, consolidation, or other business combination, involving a change of control of the Company (including, without limitation, entering into any lock-up agreement, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Shares or Related Securities in connection with any such transaction, or vote any Shares in favor of such transaction), provided that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any Shares or Related Securities subject to this agreement shall remain subject to the restrictions herein.  “Change of control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d- 3 and 13d-5 of the Exchange Act) of more than 50% of the voting capital stock of the Company.
With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of  the offer and sale of any Shares and/or any Related Securities owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.
The undersigned confirms that the undersigned has not directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares.  The undersigned will not directly or indirectly, any such action.
Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors.  The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Stockholder and the Underwriters. Notwithstanding anything herein to the contrary, if (i) the closing of the Offering has not occurred prior to June 15, 2015, (ii) prior to the execution of the Underwriting Agreement, the Company earlier notifies the Representatives in writing that it does not intend to proceed with the Offering, or (iii) the Underwriting Agreement (other than any provision thereof which is expressed to survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, this Lock-Up Agreement shall be of no further force or effect and the undersigned shall be released from all obligations hereunder.
The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement.  This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.
This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

GA QTS INTERHOLDCO, LLC
By: /s/ Thomas J. Murphy
Signature

Thomas J. Murphy, Managing Director
Printed Name of Person Signing

(Indicate capacity of person signing if
signing as custodian or trustee, or on behalf
of an entity)

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:
•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.
•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
•	“Family Member” shall mean any individual related to the undersigned by blood, marriage or adoption, not more remote than first cousin.
•	“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 60 days after the date of the Prospectus (as defined in the Underwriting Agreement).
•	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.
•	“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares (including, without limitation, the OP Units (as defined in the Underwriting Agreement)).
•	“Securities Act” shall mean the Securities Act of 1933, as amended.
•	“Sell or Offer to Sell” shall mean to:
1.	–sell, offer to sell, grant any option to purchase, contract to sell or lend,
2.	–effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position
3.	–pledge, hypothecate or grant any security interest in, or
4.	–in any other way transfer or dispose of,
in each case whether effected directly or indirectly.
•	“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.
Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement.